EPA Inspector General heeds calls for Bristol Bay Assessment investigation

May 6, 2014 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that the Office of the Inspector General (“IG”) of the US Environmental Protection Agency (“EPA”) has announced it will investigate EPA conduct in preparing ‘An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska’ (the “Bristol Bay Assessment” or the “Assessment”).

Northern Dynasty has submitted three letters to the EPA Inspector General since January 2014 raising serious issues of bias, process irregularities and collusion with environmental organizations in the federal agency's preparation of the Bristol Bay Assessment. Yesterday, in response to congressional and other requests, the IG’s office announced its plans to “begin preliminary research to determine whether the U.S. Environmental Protection Agency (EPA) adhered to laws, regulations, policies and procedures in developing its assessment of potential mining impacts in Bristol Bay, Alaska.”

 “While the documents we’ve received to date through Freedom of Information Act (FOIA) requests are sparse and heavily redacted, they paint the picture of an agency launching a ‘watershed assessment’ to justify a pre-determined outcome,” said Northern Dynasty President & CEO Ron Thiessen. “We are thankful that the IG’s office has initiated this action, and hopeful that EPA’s failure to conduct an objective, transparent and defensible scientific investigation will ultimately come to light.”

Northern Dynasty and the Pebble Limited Partnership (“Pebble Partnership” or “PLP”) have called on EPA to suspend the regulatory process under Section 404(c) of the Clean Water Act that it initiated on February 28, 2014. Despite the absence of a proposed development plan, EPA is threatening to take pre-emptive action to either veto or restrict development at Pebble – citing the Assessment as the principal evidentiary basis for its actions.

Northern Dynasty, the Pebble Partnership and the State of Alaska have encouraged EPA to wait for the submission of a proposed development plan for the Pebble Project and to participate in the federal and state permitting process under the National Environmental Policy Act (NEPA), including the preparation of a comprehensive Environmental Impact Statement (EIS), before taking any regulatory action.

“Not only does EPA not have the statutory authority to undertake pre-emptive action at Pebble, they are threatening to do so based on a flawed study that is now the subject of an investigation by their own agency,” Thiessen said. “There is absolutely no reason for EPA to press on with its pre-emptive regulatory process for Pebble when, by its own admission, an EIS process under NEPA will provide a more comprehensive, definitive and robust assessment of the true effects of mineral development in southwest Alaska.”

To view the Pebble Partnership’s April 29, 2014 submission to EPA, which includes copies of submission letters to the Office of the EPA Inspector General, visit www.northerndynastyminerals.com/ndm/Pebble_Bristol_Bay_Watershed_Assessment.asp.

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the owner, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America.

A 2013 study authored by IHS Global Insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies found the Pebble Project has the potential to support 15,000 American jobs and contribute more than $2.5 billion annually to US GDP over decades of production. The IHS Global Insight study is available at www.northerndynasty.com.

The Pebble Project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an advanced-stage initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

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Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.